DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com

Michael Kagnoff
Michael.kagnoff@dlapiper.com
T 858.638.6722
F 858.638.5122

April 8, 2019

VIA UPS AND ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:                    Bonnie Baynes

Lisa Vanjoske

Mary Beth Breslin

Dorrie Yale

Re:                             Palomar Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 1, 2019

File No. 333-230346

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated April 3, 2019, to Mac Armstrong, Chief Executive Officer, Palomar Holdings, Inc. (the “Company”) regarding the Amendment No. 1 to Registration Statement on Form S-1 filed April 1, 2019 (the “Registration Statement”).  Simultaneously with the submission of this letter, the Company is filing under separate cover its Amendment No. 2 to Registration Statement on Form S-1 (as amended, the “Amended Registration Statement”) in response to the Staff’s comments.

This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Amendment No. 1 to Form S-1 filed April 1, 2019

Prospectus Summary
Recent Developments, page 9

1.                                      We refer to your revised disclosures regarding the entrance into a new earthquake partnership, which entails your assumption of earthquake policies, and that carrier partnerships are a strategic focus for you. As this disclosure indicates that you are not initially writing these policies, please balance your disclosure in the first paragraph on page 5, and elsewhere as appropriate, to explain that your granular underwriting process does not apply to all of your policies, such as policies acquired through partnerships where the partner initially writes the policies.

In response to the Staff’s comment, the Company has revised its disclosure on Page 9 and elsewhere to state that the Company enters into partnerships where its partner initially writes the policies.  The Company respectfully submits that it only enters into assumed reinsurance agreements after a thorough policy level review and determining that the subject business represent risks that Company would ordinarily underwrite on a primary basis and that fit well within the Company’s risk tolerance.  However, the cedant either (i) has already written these policies or (ii) the cedant wants to issue the policies on their paper but not retain any of the risk and as such prefers an assumed reinsurance partnership.

Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware. . ., page 42

2.                                      We note your response to prior comment 5 and your revised disclosures, and refer also to our prior comment 6 in our comment letter dated February 8, 2019. Please revise your disclosure to state whether the provision applies to actions arising under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty with respect to whether a court would enforce this provision and state that shareholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectively advises the Staff that the Company’s forum selection provision does not apply solely to state law claims and does apply to Securities Act claims. Accordingly, the Company has revised the disclosure on pages 44 and 142 of the Amended Registration Statement to address the Staff’s comment.

Capitalization, page 49

3.                                      Please revise to include your pro forma balance sheet information at December 31, 2018.

The Company has included its pro forma balance sheet information at December 31, 2018 in the tables included in the sections entitled “Capitalization” , “Selected Consolidated Financial and Other Data” and the “Summary Consolidated Financial and Other Data”.

Executive Compensation
Outstanding Equity Awards at Fiscal Year-End, page 134

4.                                      We note your revised disclosure in response to prior comment 6 and your statement in footnote 2 that all of the awards are subject to the performance condition of a liquidity event. Please revise your table to include the column disclosing the number of securities underlying unexercised unearned awards or otherwise confirm in footnote 3 that the number of shares of common stock awarded to the NEOs were the same as the number of underlying shares as of December 31, 2018 and 2017. Refer to Item 402(p)(2)(iv) of Regulation S-K.

The Company respectfully submits it has revised its disclosure to include the number of securities underlying unearned Class P Unit awards for each named executive officer as of December 31, 2018 and 2017.

Principal Stockholders, page 139

5.                                      We acknowledge your revised disclosure in response to prior comment 7. However, your disclosure in the second paragraph continues to indicate that certain of your calculations are based on December 31, 2018. Please revise accordingly.

The Company has revised its disclosure to indicate that its calculations are based on March 31, 2019.

In response to Comment No. 12 in the Staff’s comment letter dated February 8, 2019, based on discussions with the Staff, the Company understands this Comment has been satisfied and no further response is required by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact me at (858) 638-6722 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael Kagnoff

Michael Kagnoff
Partner

cc: Via E-mail
Securities and Exchange Commission:
Dorrie Yale
Palomar Holdings, Inc.:
Mac Armstrong
DLA Piper LLP (US):
Patrick O’Malley